Exhibit 21.1

SUBSIDIARIES OF STANDARD PARKING CORPORATION

CORPORATE ENTITIES	JURISDICTION
Preferred Response Security Services, Inc.	Delaware
S & J Parking Company	Illinois
Standard Auto Park, Inc.	Illinois
Standard Parking Corporation IL	Delaware
Standard Parking of Canada Ltd.	Ontario/ Quebec, Canada
Les Stationnements Standard Du Canada Ltee	Quebec, Canada
Standard Parking (Hamilton) Ltd.	Ontario, Canada
U-Park Enterprises Ltd.	British Columbia, Canada
374452 B.C. Limited d/b/a Select Valet Parking	British Columbia, Canada

LLCs and PARTNERSHIPS	JURISDICTION
APCOA LaSalle Parking Company, LLC.	Louisiana
APCOA Bradley Parking Company, LLC	Connecticut
Parking Data Venture, LLC	Delaware
APCOA Parking Venture I, LP*	Ohio
APCOA Parking Venture III, LP*	Ohio
Bradley Airport Parking, LP	Delaware

*In the process of dissolving and withdrawing/filing certificates of cancellation of registration of foreign limited partnership in all states in which these limited partnerships were previously registered.